May 22, 2006

Mail Stop 4561


Jeremy Seitz
President and Chief Executive Officer
Somebox, Inc.
54 Ludlow Street, 4th Floor
New York, NY 10002


      Re:	Somebox, Inc.
      Amendment no. 2 to Registration Statement on Form SB-2
      Filed May 5, 2006
		File No. 333-132107


Dear Mr. Seitz:

      We have reviewed your amendment and have the following comments.


Form SB-2
Risk Factors, page 3
1. Please see our prior comment 5. We note that the question of the extent of the bad debt allowance has not been resolved. Please consider the inclusion of an appropriately phrased factor to address the high percentage of amounts due to Somebox that are (or may be included) in the bad debt allowance.


Business, page 25 and Related Party Transactions - Note 5, page F-
11
2. Your revised disclosure on page 25 indicating that consulting costs are largely from Mr. Seitz`s services are not disclosed as related party transactions either on the face of the income statement or in the notes. Please revise your related party disclosures throughout the filing to include the following:

* Nature of the relationship involved and if necessary to an understanding of the relationship, the name of the related party also should be disclosed.

* Description of the transactions, including those for which no or nominal amounts were recorded, for each period for which an income statement is presented. The disclosure should include any other information necessary to understand the transactions` financial statement effects.

* Dollar amounts of the transactions for each period for which an income statement is presented with separate disclosure and notation in the income statement. The note disclosure also should include the effects of any change in terms from the terms used in the prior period.

* Amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement. See SFAS No. 57, paragraph 2. Payables due to officers and employees should be shown separately rather than presented under a general heading. See ARB 43, Ch. 1A, paragraph 5.


Management`s Discussion and Analysis
Three months ended February 28, 2006 and 2005, page 21
3. Please explain and disclose the terms and payment arrangements underlying your consulting engagements for the three months ended February 28, 2006. In addition, explain the material increase in accounts payable and related payment terms in view of the balance increasing from $977 as of November 30, 2005 to $7,188 as of February
28, 2006


Liquidity, page 22
4. Please explain to us and disclose where you have classified Mr. Seitz`s salary deferral on your balance sheet as disclosed on page
22. In this regard clarify disclosure in the filing to indicate what comprises the salary payable and loan payable amounts disclosed as a related party loan due to Mr. Seitz for amounts paid on behalf of the company and the "Due to President" on pages F-2 and F-12.
Clarify
whether these amounts are wholly cash funded loans or a combination of loan and salary deferral.
5. Reconcile the salary payable amount of $1,555 on page F-2 as of
November 30, 2005 both to the salary arrangement amounts agreed to by the company and Mr. Seitz and also to the amounts recorded on page F-
12, "Due to President."


Prior comment no. 9,  MD&A -  bad debt expense
6. Revise the filing to disclose the underlying causes for the material allowance for doubtful charge in 2005 as previously requested. Disclose what led you to charge this material amount as an allowance for bad debts as of November 30, 2005.


Financial Statements
Prior comment no. 25, Capitalization of software costs
7. Explain further why you believe SFAS No. 86 as opposed to SOP
98-1
is the appropriate accounting for software costs in view of the guidance in EITF 00-2


Prior comment no. 27, Related Party Transactions, page F-10
8. Please respond to our question confirming your compliance with APBO No. 21 regarding recognition of imputed interest on the non-interest bearing loan due to Mr. Seitz.


Balance Sheet as of February 28, 2006
9. Revise the statement to address the error noted in your letter to the staff of May 9, 2006.


Recent Sales of Unregistered Securities

See our prior comment 31. Your response notes that each minor-purchaser had a purchaser representative in the Section 4(2) private placement. Please be advised that there is no concept of a purchaser representative in Section 4(2) of the Securities Act unlike in Regulation D. If you relied upon Rule 506 of Regulation D, please revise your disclosure. Of the 39 purchasers, indicate how many were accredited and how many were sophisticated either alone or with a purchaser representative. Outline the type of information afforded to sophisticated investors.


Exhibit 23.1 - Consent
10. In your next amendment provide an updated consent from your registered independent auditor pursuant to Regulation S-B, Item
601(b) (23).

      You may contact Craig Wilson, Senior Assistant Chief
Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

      					Sincerely,



      Barbara C. Jacobs
Assistant Director

CC:	Gary B. Wolff, P.C.
	805 Third Avenue
	New York, NY 10022
	Facsimile no.: (212) 644-6498